January 17, 2014

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington D.C. 20549

Re:	Stadion Investment Trust
Securities Act File No. 333-103714
Withdrawal of Post-Effective Amendment No. 36 to the Registrant’s Registration Statement on Form N-1A

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), Stadion Investment Trust (the “Registrant”) hereby respectfully requests that Post-Effective Amendment No. 36 (the “Amendment”) to the Registrant’s Registration Statement on Form N-1A filed on January 16, 2014, Accession No. 0001398344-14-000291, be withdrawn.

In making this request for withdrawal, the Registrant confirms that no securities have been sold, or will be sold, in reliance on the Amendment or pursuant to the prospectus and Statement of Additional Information contained therein.

Any questions or comments on this request should be directed to the Jeffery Skinner of Kilpatrick Townsend & Stockton LLP at 336-607-7512.

Very truly yours,

STADION INVESTMENT TRUST

By:	/s/ Jennifer T. Welsh
Jennifer T. Welsh, Secretary